SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of March, 2014

Commission File Number 001-14948

Toyota Motor Corporation

(Translation of Registrant’s Name Into English)

1, Toyota-cho, Toyota City,

Aichi Prefecture 471-8571,

Japan

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Materials Contained in this Report:

I.	English excerpt translation of a Report on Number of Listed Shares, as filed by the registrant with the Tokyo Stock Exchange on March 20, 2014.

II.

English translation of a press release dated March 26, 2014 with respect to the notice concerning establishment of Toyota Mobility Foundation, a general incorporated foundation, and disposition, repurchase and cancellation of treasury stock, as filed by the registrant with the Tokyo Stock Exchange on March 26, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Toyota Motor Corporation

By:	/s/ Hiroshi Nishida
	Name:	Hiroshi Nishida
	Title:	Project General Manager of Accounting Division

Date: March 26, 2014